UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Fox Chase Bancorp

(Name of issuer)

Common Stock

(Title of class of securities)

35137T108

(CUSIP number)

June 29, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 15 Pages

CUSIP No. 35137T108
1.	Name of reporting person Sandler O’Neill Asset Management, LLC
2.	Check the appropriate box if a member of a group * (a) ☐ (b) ☐
3.	SEC use only
4.	Citizen or place of organization New York
Number of shares beneficially owned by each reporting person with	5.	Sole voting power
	6.	Shared voting power 756,037
	7.	Sole dispositive power
	8.	Shared dispositive power 756,037
9.	Aggregate amount beneficially owned by each reporting person 756,037
10.	Check Box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 5.20%
12.	Type of reporting person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G	Page 3 of 15 Pages

CUSIP No. 35137T108
1.	Name of reporting person SOAM Holdings, LLC
2.	Check the appropriate box if a member of a group * (a) ☐ (b) ☐
3.	SEC use only
4.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power
	6.	Shared voting power 481,209
	7.	Sole dispositive power
	8.	Shared dispositive power 481,209
9.	Aggregate amount beneficially owned by each reporting person 481,209
10.	Check Box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 3.31%
12.	Type of reporting person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G	Page 4 of 15 Pages

CUSIP No. 35137T108
1.	Name of reporting person Malta Partners, L.P.
2.	Check the appropriate box if a member of a group * (a) ☐ (b) ☐
3.	SEC use only
4.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power
	6.	Shared voting power 11,962
	7.	Sole dispositive power
	8.	Shared dispositive power 11,962
9.	Aggregate amount beneficially owned by each reporting person 11,962
10.	Check Box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 0.08%
12.	Type of reporting person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G	Page 5 of 15 Pages

CUSIP No. 35137T108
1.	Name of reporting person Malta Hedge Fund, L.P.
2.	Check the appropriate box if a member of a group * (a) ☐ (b) ☐
3.	SEC use only
4.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power
	6.	Shared voting power 42,314
	7.	Sole dispositive power
	8.	Shared dispositive power 42,314
9.	Aggregate amount beneficially owned by each reporting person 42,314
10.	Check Box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 0.29%
12.	Type of reporting person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G	Page 6 of 15 Pages

CUSIP No. 35137T108
1.	Name of reporting person Malta Hedge Fund II, L.P.
2.	Check the appropriate box if a member of a group * (a) ☐ (b) ☐
3.	SEC use only
4.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power
	6.	Shared voting power 247,019
	7.	Sole dispositive power
	8.	Shared dispositive power 247,019
9.	Aggregate amount beneficially owned by each reporting person 247,019
10.	Check Box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 1.70%
12.	Type of reporting person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G	Page 7 of 15 Pages

CUSIP No. 35137T108
1.	Name of reporting person Malta Offshore, Ltd
2.	Check the appropriate box if a member of a group * (a) ☐ (b) ☐
3.	SEC use only
4.	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power
	6.	Shared voting power 84,174
	7.	Sole dispositive power
	8.	Shared dispositive power 84,174
9.	Aggregate amount beneficially owned by each reporting person 84,174
10.	Check Box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 0.58%
12.	Type of reporting person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G	Page 8 of 15 Pages

CUSIP No. 35137T108
1.	Name of reporting person Malta MLC Fund, L.P.
2.	Check the appropriate box if a member of a group * (a) ☐ (b) ☐
3.	SEC use only
4.	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power
	6.	Shared voting power 179,914
	7.	Sole dispositive power
	8.	Shared dispositive power 179,914
9.	Aggregate amount beneficially owned by each reporting person 179,914
10.	Check Box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 1.24%
12.	Type of reporting person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G	Page 9 of 15 Pages

CUSIP No. 35137T108
1.	Name of reporting person Malta MLC Offshore, Ltd
2.	Check the appropriate box if a member of a group * (a) ☐ (b) ☐
3.	SEC use only
4.	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power
	6.	Shared voting power 40,654
	7.	Sole dispositive power
	8.	Shared dispositive power 40,654
9.	Aggregate amount beneficially owned by each reporting person 40,654
10.	Check Box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 0.28%
12.	Type of reporting person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G	Page 10 of 15 Pages

CUSIP No. 35137T108
1.	Name of reporting person SOAM Capital Partners, L.P.
2.	Check the appropriate box if a member of a group * (a) ☐ (b) ☐
3.	SEC use only
4.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power
	6.	Shared voting power 150,000
	7.	Sole dispositive power
	8.	Shared dispositive power 150,000
9.	Aggregate amount beneficially owned by each reporting person 150,000
10.	Check Box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 1.03%
12.	Type of reporting person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G	Page 11 of 15 Pages

CUSIP No. 35137T108
1.	Name of reporting person Terry Maltese
2.	Check the appropriate box if a member of a group * (a) ☐ (b) ☐
3.	SEC use only
4.	Citizen or place of organization USA
Number of shares beneficially owned by each reporting person with	5.	Sole voting power
	6.	Shared voting power 756,037
	7.	Sole dispositive power
	8.	Shared dispositive power 756,037
9.	Aggregate amount beneficially owned by each reporting person 756,037
10.	Check Box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 5.20%
12.	Type of reporting person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G	Page 12 of 15 Pages

CUSIP No. 35137T108
Item 1	(a).	Name of Issuer:

Fox Chase Bancorp

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

4390 Davisville Road, Hatboro, PA 19040

Item 2	(a).	Name of Person Filing:

This statement is being filed by (i) Sandler O’Neill Asset Management LLC, a New York limited liability company (“SOAM”), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership (“MP”), Malta Hedge Fund, L.P., a Delaware limited partnership (“MHF”), Malta Hedge Fund II, L.P., a Delaware limited partnership (“MHFII”), Malta Offshore, Ltd., a Cayman Islands company (“MO”), Malta MLC Fund, L.P., a Delaware limited partnership (“MLC”), and Malta MLC Offshore, Ltd., a Cayman Islands company (“MLCO”), (ii) SOAM Holdings, LLC, a Delaware limited liability company (“Holdings”), with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII and MLC, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, (vii) MLC, with respect to shares of Common Stock beneficially owned by it, (viii) MLCO, with respect to shares of Common Stock beneficially owned by it, and (ix) Terry Maltese as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, MO, MLC, and MLCO; and as managing member of SOAM Ventures, LLC (“Ventures”), a Delaware limited liability company, with respect to shares of Common Stock beneficially owned by SOAM Capital Partners, L.P. (“SCP”), a Delaware limited partnership of which Ventures is the management company. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons”.

Item 2	(b).	Address of Principal Business Office:

The address of the principal offices of each of MP, MHF, MHFII, MLC, SCP, Holdings and SOAM and the business address of Mr. Maltese is Sandler O’Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO and MLCO is c/o Citi Hedge Fund Services (Cayman) Limited, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands, British West Indies.

Item 2	(c).	Citizenship:

Mr. Maltese is a U.S. Citizen.

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

35137T108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

SCHEDULE 13G	Page 13 of 15 Pages

CUSIP No. 35137T108
Item 4.	Ownership.

(a) and (b) Based upon an aggregate of 14,550,409 shares of Common Stock outstanding, as determined by the Issuer’s most recently available public information, as of the close of business on June 14, 2010:

		(i)	MP beneficially owned 11,962 shares of Common Stock, constituting 0.08% of the shares outstanding.

		(ii)	MHF beneficially owned 42,314 shares of Common Stock, constituting approximately 0.29% of the shares outstanding.

		(iii)	MHFII beneficially owned 247,019 shares of Common Stock, constituting approximately 1.70% of the shares outstanding.

		(iv)	MO beneficially owned 84,174 shares of Common Stock, constituting approximately 0.58% of the shares outstanding.

		(v)	MLC beneficially owned 179,914 shares of Common Stock, constituting approximately 1.24% of the shares outstanding.

		(vi)	MLCO beneficially owned 40,654 shares of Common Stock, constituting approximately 0.28% of the shares outstanding.

		(vii)	SCP beneficially owned 150,000 shares of Common Stock, constituting approximately 1.03% of the shares outstanding.

		(viii)	SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, MO, MLC, MLCO and as an affiliate of Ventures, management company for SCP, SOAM may be deemed to beneficially own the 11,962 shares owned by MP, the 42,314 shares owned by MHF, the 247,019 shares owned by MHFII, the 84,174 shares owned by MO, the 179,914 shares owned by MLC, the 40,654 shares owned by MLCO, and the 150,000 shares owned by SCP, or an aggregate of 756,037 shares of Common Stock, constituting approximately 5.20% of the shares outstanding.

		(ix)	Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, MHFII, and MLC, Holdings may be deemed to beneficially own the 11,962 shares owned by MP, the 42,314 shares owned by MHF, the 247,019 shares owned by MHFII, and the 179,914 shares owned by MLC or an aggregate of 481,209 shares of Common Stock, constituting approximately 3.31% of the shares outstanding.

		(x)	Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 11,962 shares owned by MP, the 42,314 shares owned by MHF, the 247,019 shares owned by MHFII, the 84,174 shares owned by MO, the 179,914 shares owned by MLC, the 40,654 shares owned by MLCO, and the 150,000 shares owned by SCP, or an aggregate of 756,037 shares of Common Stock, constituting approximately 5.20% of the shares outstanding.

		(xi)	In the aggregate, the Reporting Persons beneficially own 756,037 shares of Common Stock, constituting approximately 5.20% of the shares outstanding.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

No Reporting Person has sole power to vote or to direct the vote over the shares held by such Reporting Person.

		(ii)	Shared power to vote or to direct the vote:

			MP: 11,962 MHF: 42,314 MHFII: 247,019	MO: 84,174 MLC: 179,914 MLCO: 40,654	SCAP: 150,000 HOLDINGS: 481,209 SOAM: 756,037	MR. MALTESE: 756,037

		(iii)	Sole power to dispose or to direct the disposition of:

No Reporting Person has sole power to dispose or to direct the disposition over the shares held by such Reporting Person.

		(iv)	Shared power to dispose or to direct the disposition of:

			MP: 11,962 MHF: 42,314 MHFII: 247,019	MO: 84,174 MLC: 179,914 MLCO: 40,654	SCAP: 150,000 HOLDINGS: 481,209 SOAM: 756,037	MR. MALTESE: 756,037

Each of the Reporting Persons hereby disclaims any beneficial ownership of any Shares in excess of their actual beneficial ownership thereof.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits: [Exhibit I: Joint Acquisition Statement, dated as of July 7, 2010.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese Terry Maltese Director	By:	SOAM Holdings, LLC, the sole general partner
		By:	/s/ Terry Maltese
Terry Maltese Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O’Neill Asset Management LLC

By:	SOAM Venture Holdings	By:	/s/ Terry Maltese
By:	/s/ Terry Maltese Terry Maltese Managing Member		Terry Maltese President

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

Malta MLC Fund, LP		Malta MLC Offshore Fund, LTD

By:	SOAM Holdings, LLC, the sole general partner	By:	/s/ Terry Maltese Terry Maltese Director
By:	/s/ Terry Maltese
Terry Maltese Managing Member

Page 14 of 15 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: July 7, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese Terry Maltese Director	By:	SOAM Holdings, LLC, the sole general partner
		By:	/s/ Terry Maltese
Terry Maltese Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O’Neill Asset Management LLC

By:	SOAM Venture Holdings	By:	/s/ Terry Maltese
By:	/s/ Terry Maltese Terry Maltese Managing Member		Terry Maltese President

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

Malta MLC Fund, LP		Malta MLC Offshore Fund, LTD

By:	SOAM Holdings, LLC, the sole general partner	By:	/s/ Terry Maltese Terry Maltese Director
By:	/s/ Terry Maltese Terry Maltese Managing Member

Page 15 of 15 Pages